
SEC MAIL PROCESSING
RECEIVED
MAR 1 2 2007
WASH, D.C.
186
SECTION


07006690

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-19993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G. EQUITY INVESTMENT GROUP, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
20 N. CLARK STREET, SUITE 2550
(No. and Street)

CHICAGO	ILLINOIS	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILLIP C. GOLDSTICK — 312-782-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WELTMAN KATZ MIKELL & NECHTOW, LTD.
(Name – *if individual, state last, first, middle name*)

450 SKOKIE BLVD. SUITE 507	NORTHBROOK	ILLINOIS	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILLIP C. GOLDSTICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. EQUITY INVESTMENT GROUP, LTD., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public


"OFFICIAL SEAL"
WANDA L. VICTORES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9/17/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G EQUITY INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

WELTMAN KATZ MIKELL & NECHTOW, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

G EQUITY INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CONTENTS

WELTMAN KATZ MIKELL & NECHTOW, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
450 SKOKIE BOULEVARD • SUITE 507
NORTHBROOK, ILLINOIS 60062-7913

(847) 564-7600
FAX (847) 564-7609

INDEPENDENT AUDITORS' REPORT

February 15, 2007

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the balance sheet of G Equity Investment Group, Ltd. as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G Equity Investment Group, Ltd. at December 31, 2006, the results of its operations and the changes in its financial position for the year then ended, and in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding year.

Respectfully submitted,

Weltman Katz Mikell & Nechtow, Ltd.

WELTMAN KATZ MIKELL & NECHTOW, LTD.

G EQUITY INVESTMENT GROUP, LTD.
BALANCE SHEET
DECEMBER 31, 2006

SEE INDEPENDENT AUDITORS' REPORT

ASSETS

Current Assets		
Cash and cash equivalents	$ 28,996	
Investments	63,272	
Total Current Assets		$ 92,268
Property and Equipment		
Equipment	33,523	
Less: Accumulated depreciation	(33,523)	
Property and equipment - Net		-
Total Assets		$ 92,268

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses and taxes	$ 2,407	
Deferred income taxes	3,324	
Total Current Liabilities		$ 5,731
Stockholders' Equity		
Capital stock (5,000 no par common shares authorized; 2,500 issued and outstanding)	2,500	
Paid-in-capital	22,500	
Retained earnings	61,537	
Total Stockholders' Equity		86,537
Total Liabilities and Stockholders' Equity		$ 92,268

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

SEE INDEPENDENT AUDITORS' REPORT

Revenues		
Commissions	$ 169,269	
Investment income (loss)	7,701	
Other	17,034	
Total Revenue		$ 194,004
Expenses		
Commissions	3,944	
Regulatory fees and expenses	6,050	
Rent	15,000	
Communications	1,747	
Consulting and professional fees	139,375	
Other operating expenses	2,463	
Insurance expense	368	
Total expense		168,947
Income from Operations		25,057
Income tax expense		
Current		157
Deferred		3,324
		3,481
Net Income		$ 21,576
Earnings per share of common stock		$ 8.63

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

SEE INDEPENDENT AUDITORS' REPORT

	Common Shares	Stock Amount	Paid In Capital	Retained Earnings
Balances - Beginning of year	2,500	$ 2,500	$ 22,500	$ 39,961
Net income	-	-	-	21,576
Balances - End of year	2,500	$ 2,500	$ 22,500	$ 61,537

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

SEE INDEPENDENT AUDITORS' REPORT

Cash Flows from Operating Activities:		
Net income	$ 21,576	
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gain) on investments	(4,470)	
Decrease in accounts receivable	2	
Increase in accrued expenses and taxes	3,481	
Net Cash Provided by Operating Activities		$ 20,589
Cash Flows from Investing Activities:		
Purchase of investments		(2,014)
Net (decrease) in cash and cash equivalents		18,575
Cash and cash equivalents - Beginning of year		10,421
Cash and cash equivalents - End of year		$ 28,996

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. SIGNIFICANT ACCOUNTING POLICIES

Description of Business Operations
The Corporation is a broker-dealer of investment products sold to customers in North America.

Cash and Cash Equivalents
Cash and cash equivalents consist of funds in the Company's checking and money market accounts.

Investments
At December 31, 2006, the Company maintained positions in a publicly traded mutual fund and publicly traded common stocks. The cost basis of the mutual fund and the common stocks at December 31, 2006, was $19,732 and $24,207 respectively. Unrealized gains on the mutual fund and the common stocks through December 31, 2006, totaled $10,056 and $9,446 respectively.

The Company also owns a one percent ownership interest in Federal Tax Credit Partners II, L.P.

Income Taxes
The Corporation is taxed as a regular corporation. At December 31, 2006, deferred income taxes were recognized as a result of the differences in timing in reporting income for financial statement and income tax purposes.

Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Property and Equipment:
Property and equipment is stated at cost. Depreciation expense is provided for in an amount sufficient to relate the cost of the assets over their estimated useful lives. Depreciation is being computed under the straight-line method.

G EQUITY INVESTMENT GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

2. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Corporation had net qualified capital of $76,866 which was $71,866 in excess of its required net capital of $5,000. The Corporation's aggregate indebtedness to net capital ratio was .07 to 1.

3. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the average number of common shares outstanding for the year (2,500 shares).

4. RELATED PARTY TRANSACTIONS

Expenses include $146,609 paid to Phillip C. Goldstick and Associates, Ltd. and Philip C. Goldstick, which are affiliated by reason of common ownership, for reimbursement for employee services, office, legal, rent, consulting fees and other expenses.

SUPPLEMENTARY INFORMATION

WELTMAN KATZ MIKELL & NECHTOW, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
450 SKOKIE BOULEVARD • SUITE 507
NORTHBROOK, ILLINOIS 60062-7913

(847) 564-7600
FAX (847) 564-7609

SUPPLEMENTARY INFORMATION REQUIRED
BY SEC. RULE 17a-5

February 15, 2007

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2006 and have issued our report thereon dated February 15, 2007. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Weltman Katz Mikell & Nechtow, Ltd.

WELTMAN KATZ MIKELL & NECHTOW, LTD.

SCHEDULE I

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net Capital		
Total Stockholders' Equity qualified for Net Capital		$ 86,537
Nonallowable Assets		
Haircuts on Securities (computed where applicable, pursuant to Rule 15C-1(F))	$ 9,671	
		9,671
Net Capital		$ 76,866
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accrued Expenses	5,731	
Total Aggregate Indebtedness		$ 5,731
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required		$ 382
Minimum Dollar Net Capital Requirement		$ 5,000
Excess Net Capital		$ 71,866
Excess of Net Capital at 1000%		$ 76,293

Ratio: Aggregate Indebtedness to Net Capital = .04 to 1

SCHEDULE II

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Reconciliation with Corporation's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital as reported in Corporation's Part II (unaudited)	$ 74,964
Net audit adjustments-	
Partnership investment	(167)
Reduction in accrued expenses	2,069
Net Capital Per Above	$ 76,866

SCHEDULE III

COMPUTATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Pursuant to Reg. 240.15C-3-3(k) of the Securities and Exchange Commission, the Corporation is exempt from the reserve requirement.

WELTMAN KATZ MIKELL & NECHTOW, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
450 SKOKIE BOULEVARD • SUITE 507
NORTHBROOK, ILLINOIS 60062-7913

(847) 564-7600
FAX (847) 564-7609

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 15, 2007

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

In planning and performing our audit of the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by G Equity Investment Group, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

G Equity Investment Group, Ltd.
February 15, 2007

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

Respectfully submitted,

Weltman Katz Mikell & Nechtow, Ltd.

WELTMAN KATZ MIKELL & NECHTOW, LTD,

END